Exhibit E (ii)

Distribution Agreement

Appendix A

Name of Fund	Date Added

Legg Mason BW International Opportunities Bond Fund	November 13, 2009
Legg Mason Strategic Real Return Fund	February 26, 2010
Legg Mason Capital Management Disciplined Equity Research Fund	June 30, 2010
Legg Mason BW Diversified Large Cap Value Fund	August 20, 2010
Legg Mason BW Absolute Return Opportunities Fund	February 25, 2011
Legg Mason BW Global High Yield Fund	July 6, 2012